2701 E. Grauwyler Rd. Irving, TX 75061 972-821-4000

November 23, 2005

VIA Edgar Electronic Transmission

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:          BancTec, Inc.

Form 10K for the year ended December 31, 2004

Dear Ms. Collins:

We are in receipt of your additional comment letter dated November 9, 2005 regarding the above referenced filing, requesting a response within 10 business days (November 23, 2005) or a communication as to when we would provide a response.  Consider this correspondence as a request to respond to the comment letter before December 8, 2005, which provides an additional 10 business days.  This additional time is required due the fact that the Company just completed the Form 10Q for the third quarter ended September 30, 2005, which was filed under extension November 18, 2005.  In addition, review has been hampered by the Thanksgiving holiday.  Please contact Cathy Hauslein, Corporate Controller, at 972-821-4983, to confirm your approval of this proposed date.  Thank you for your consideration.

Sincerely,

/s/ Coley Clark
Coley Clark
President and Chief Executive Officer